BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

July 6, 2006

Thomas A. Jones
Senior Attorney
Assistant Director
Division of Corporate Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Jones:

Re:	Lexington Energy Services Inc. (the “Company”)
Registration Statement on Form SB-2
Filed May 16, 2006
File No. 333-1329

In response to your comment letter dated June 12, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Registration Statement, Cover Page

1.	Please provide an address in the United States for service of process.

RESPONSE:

A United States address has been added as follows:

CSC Services of Nevada Inc.
502 East John Street
Carson City, Nevada 89706
775-882-3072

Prospectus Cover Page

2.	Please explain to us whether you intend to limit your sale of securities to certain states and disclose any state restrictions on the prospectus cover page.

RESPONSE:

The Company does not intend, at this time, to restrict the sale of securities to certain states. We have added the following disclosure on the prospectus cover page:

"This prospectus is not an offer to sell securities and is not soliciting an offer to purchase securities in any state where the offer or sale is not permitted."

Prospectus Summary, page 7

3.	Please briefly describe the nature of the services you provide to oil and gas companies and explain the nature of your current operations.

RESPONSE:

The following description has been added:

"We design, build, lease and in some cases operate the following mobile equipment for use in oil and gas fields:

  drilling units primarily for use in core sampling for tar sands and coal bed methane gas;
  nitrogen generation units for providing nitrogen in drilling operations; and
  well testing units to test oil well capabilities and size.

We are in the process of building equipment that we intend to lease. We have signed two agreements for the lease of part of our well testing units to companies controlled by one of our directors. These agreements will not be effective until we have completed building the units and can deliver them for lease."

4.	Please provide a recent development section to describe your financial situation as of a more recent date.

RESPONSE:

The following description has been added:

The Company

Risk Factors, page 10

7.	Please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.85 price at which you are offering your securities. Also indicate that investors may negotiate a lower price from existing shareholders when those shareholders are eligible to sell their shares.

RESPONSE:

The following has been added as risk factor number 16:

“16. The Bulletin Board may be quoting a price that is lower than the $0.85 offering price. Therefore, you may not be able to sell your shares at the offering price or at any price. In addition, selling shareholders may negotiate and sell their shares at a lower price when they are eligible to sell their shares.

Although we are offering the securities at $0.85, there can be no guarantee as to the price that the Bulleting Board will quote the securities and there are no assurances that the securities can be sold at either the offering price or any other price in the future. There is no established public market for our shares and we have not obtained an independent valuation of the securities. The offering price for the securities does not have any direct relationship to our assets, earnings, book value, or other measurable criteria of value. Also, the $0.85 per share offering price is higher than the approximately $0.0001 to $0.50 price per share paid by prior investors. Therefore, the selling shareholders may be willing to sell their shares for less than the $0.85 offering price or any other price.”

5.	Please add a risk factor that highlights that Mr. Kristof and Mr. Nimeck purchased their shares at significantly lower prices than the share price of this offering.

RESPONSE:

The following has been added as risk factor number 17:

“17. Our directors, Mr. Kristof and Mr. Nimeck acquired their shareholdings at significantly lower share prices than the share price of this offering, therefore, they may be willing to sell their shares at a much lower price than the price of the offering, which would have a negative effect on our share price.

Mr. Kristof acquired all of his shares at $0.0001/share. Mr. Nimeck acquired control of 4,750,000 shares through a share purchase agreement with a former director for $0.0001/share and he also acquired 300,000 shares at $0.003/share. Since they acquired their shares at a significantly lower price than the price of the offering, they may be willing to sell their shares at a lower price than the offering price. If they do sell their shares at a lower than the offering price, it may negatively impact the price at which you may be able to sell your shares.”

6.	Please add a risk factor concerning your assets and your officers and directors are located in Canada.

RESPONSE:

The following has been added as risk factor number 12:

"12. As our business assets and our directors and officers are located in Canada, therefore, investors may be limited in their ability to enforce U.S. civil actions against our assets or our directors and officers. You may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors.

Our business assets are located in Canada and our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon our assets or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. Federal Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained did not have jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of our assets or our directors and officers predicated solely upon such civil liabilities. You may not be able to recover damages as compensation for a decline in your investment."

We are solely dependent on the funds to be raised …. Page 11

7.

Please explain why you intend to use amounts raised from the offering to purchase a nitrogen generation unit and a coring unit first when you have a contract to purchase p-tanks, which you do not intend to pay for until you raise additional money. Provide risk factors disclosure regarding this strategy.

RESPONSE:

We have added the following into this risk factor:

"We already have agreements in place for the lease of components of our mobile p-tank units. However, our management has determined that the leasing of our nitrogen generation unit and our coring units will be more profitable than leasing of our p-tanks. Also, based on their experience in the oil field services industry, our management believes that there is high enough demand that we will be able to lease our nitrogen generation units and coring units once they are complete. For these reasons, our management plans to allocate proceeds of our direct offering to completion of a nitrogen generation unit and a coring unit before allocating capital to completion of our p-tanks. This strategy of building our coring units and nitrogen generation units first could result in a situation where we have built equipment but have no one to lease it. This could prevent us from generating revenues."

We may not complete construction … page 11

8.	Please address any risks that arise if you are not able to pay for these p-tank units, including manufacturing contracts or agreements with customers.

RESPONSE:

The following description has been added to the risk factor:

"…So far we have put a deposit of approximately $10,000 on two horizontal separators. These are a key component of the p-tanks and we must pay approximately $46,000 more for each horizontal separator on delivery, which we expect will be in August 2006. These parts are in high demand and can take up to a year to deliver. If we are unable to pay for these parts in August, we risk not being able to obtain another part for one year or longer. Also, there is a possibility that the supplier will refuse to work with us again, in which case we may never be able to complete construction of our p-tanks….If we are unable to complete the p-tanks, the agreements to lease the p-tanks will never become effective, and so we will not be able to generate any revenues through these agreements."

Success depends in part on our ability to attract and retain additional personnel …, page 13

9.	Please describe the problems that caused your Chief Financial Officer to resign.

RESPONSE:

The following description has been added:

"Our Chief Financial Officer communicated to us that she resigned because she believed she did not have the sufficient experience and qualifications to properly carry out her duties as Chief Financial Officer."

Because our officers and directors, who are also our promoters, may own more than 50%..., page 14

10.	Please address other risks associated with these individuals controlling the company, including, but not limited to, the ability for the company to be sold to third parties.

RESPONSE:

The following has been added as risk factor number 21:

“21. Because our directors own 70.3% of our outstanding common stock, they could make and control corporate decisions that may be disadvantageous to other minority shareholders, which could reduce the value of your investment.

Our directors Brent Nimeck and Larry Kristof own approximately 70.3% of the outstanding shares of our common stock as of June 30, 2006 (including shares which they have the right to acquire). Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. Brent Nimeck, a director, is the general manager and principal owner of Southern Well Testing Ltd., located in Brooks, Alberta. Southern Well is engaged in the business of leasing portable load well production testing packages, and providing well testing services to oil and gas companies. The leasing of well production testing packages is directly in competition with us. Brent Nimeck may therefore be in conflict of interest when it comes to negotiating agreements with suppliers or potential customers. Also, we have entered into several lease agreements with Southern Well. The interests of our directors may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders. This could negatively effect the value of your investment.

11.	Please describe with specificity what oil field services Mr. Nimeck’s company provides and how it would, or does currently, compete with you.

RESPONSE:

Please see the answer to comment #11, presented above.

Use of proceeds, page 15

12.	Please describe what is included in the $380,000 of general and administrative expenses.

RESPONSE:

The following has been added:

"Our administrative expenses consist of salaries, marketing and promotion, tradeshow costs, travel, meals and entertainment, rent, office maintenance, consulting fees, accounting and audit fees, legal fees, communication expenses (cellular, internet, fax, telephone), office supplies, courier and postage costs and office equipment."

Selling Shareholders, page 23

13.	Please describe to us why a subscription agreement relating to the November 2005 offering was rescinded.

RESPONSE:

The subscription agreement was rescinded because the cheque that was received by the Company to pay for the shares was returned NSF. After the Company notified the potential subscriber of the returned cheque, he decided not to subscribe. Similarly, the Company rescinded share purchase agreements with Brian Johnson and Lucas Lawson because of bounced cheques and indication that payment would not be provided. Consequently both of these shareholders have been removed from the list of selling shareholders and the number of shares sought to be registered by selling shareholders has been reduced by 30,000 shares to a total of 9,063,626 shares.

14.

Please revise to price the shares offered by Greystone, Mr. Kristof and Mr. Nimeck and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should make clear the fact that these persons are underwriters of this offering.

RESPONSE:

The following has been added:

"The following shares that are being registered are controlled by our directors:

  1,700,000 common shares in the name of Greystone Holdings Ltd., a company controlled by Brent Nimeck, our director

  300,000 common shares in the name of Brent Nimeck, our director

  2,000,000 common shares in the name of Larry Kristof, our director

These shares will be offered at the fixed price of $1.00 per share for the duration of the offering. Both Brent Nimeck and Larry Kristof are underwriters of our direct offering."

Directors, Executive Officers, Promoters and Control Persons, page 35

15.	Please ensure you have disclosed each executives experience for the past five years.

RESPONSE:

The Company has disclosed each executive's experience for the last five years.

Shares eligible for Future Sale, page 39

16.	Please disclose the effect of the requirements under Rule 144(c) on your shareholders ability to resell under Rule 144.

RESPONSE:

The following description has been added:

When the shares become eligible to be sold pursuant to Rule 144 and if we are able to obtain approval for our shares to be quoted on the OTC/Bulletin Board, then sales of large amounts of shares that may be sold in the future could have a significant depressive effect on the market value of our shares. This would therefore reduce new investors' ability to sell their shares into the market and negatively impact their ability to receive either a return on their investment or the amount invested.

Nitrogen Generation Unit, page 41

17.	Please clarify how your have put down a deposit for a nitrogen generation unit, and later you state you plan to build the unit. We note your disclosure on page 48.

RESPONSE:

The second sentence now reads, "Once we have completed the purchase of the unit, we plan to lease the unit to oil companies."

18.	Please explain how your Nitrogen Generation Unit differs from those currently on the Market, we note your disclosure in the last paragraph on page 44.

RESPONSE:

We have added the following:

"Our nitrogen generation unit differs in several ways from the closest comparably designed systems on the market. Our system is capable of producing 99.5% nitrogen whereas our competitor's systems are only capable of producing a maximum of 94% nitrogen. This difference is significant as the purer the nitrogen that is being used at an oil and gas site, the lower the risk of explosion and corrosion. The other major difference is the diesel electric system that will power our unit. We will be able to use a single diesel burning generator to provide electrical power to our system. This will allow us to use electric motors on our compressors instead of coupling diesel engines directly to our compressors. This design will allow us to have 75% less moving parts on the system as compared to traditional systems of our competitors. Our management believes that the reduction in moving parts will make our system more efficient and more reliable."

The Oil and Gas Services Industry, page 44

19.	Please clarify why you are citing U.S. consumption and production figures when you appear to be serving Canadian based producers.

RESPONSE:

We have added the following:

"Although we intend to provide services mainly to oil and gas companies in Canada, US consumption figures are relevant as, according to the North

American Energy Working Group, about 15% of U.S. gas consumption in 2000 was imported from Canada."

Competition, page 44

20.	Please clarify what will be unique about your equipment as it appears you are using some off-the-rack products for leasing and are not seeking patent protection. Please add appropriate risk factors.

RESPONSE:

The following has been added under "Competition",

"…Much of our proposed equipment, including some of our mobile well testing equipment and our nitrogen generation units have been designed by our management, or designed by our suppliers on the instructions of our management. We have not created any new technology in designing our proposed equipment, but rather, we have combined existing equipment and technologies to produce better overall results such as higher purities and pressures. We use some off-the-rack products so we can easily get replacement parts. Our management does not believe that we would be able to obtain patents for any of the systems or processes that we have designed."

The following has been added as risk factor number 13:

"13. We do not have any patent protection for the design of our equipment which could prevent us from becoming profitable.

We believe part of our competitive edge is our unique equipment that combines existing technologies and equipment to create better performing equipment. We have not sought and do not plan on seeking patent protection for our equipment or systems. It may not be possible for us to obtain patent protection for many aspects of our equipment. We cannot assure you that others will not independently develop substantially equivalent information and techniques. If other companies build and lease equipment which is similar or better to ours, we may not be able to find and maintain customers for our services, which could prevent us from becoming profitable."

Management’s Discussion and Analysis or Plan of Operation, page 46

Mobile Well Testing Units, page 48

21.

We note that you entered into an agreement with a related party to lease a p- tank for 48 months at a price of $6,015 per month, or approximately $293,000 over the life of the lease. We note that the cost to build a p-tank is $390,000.

Tell us about this agreement, including its terms and conditions. Explain the number of years you will depreciate the equipment once it is built. Also describe the business purpose, specifically why you would be wiling to lease the equipment to Southern Well Testing for less than the cost of the equipment. We may have additional comments after reviewing your response.

RESPONSE:

The following has been added under this section:

"These units have a lifespan of approximately 15 years. We anticipate that after four years, the p-tank will have only depreciated by approximately 27%. We will complete the purchase of parts to build one production test unit if we raise 50% of our direct offering and we will complete the purchase of parts for both production test units if we raise 100% of our direct offering. It is therefore possible that we may not have enough capital to complete the construction of the p-tanks or the rest of the production test package after this financing is complete. Also, other factors could prevent us from completing the construction of the p-tanks, such as a failure of management to devote adequate time to their construction.

We have entered into two agreements to lease out our p-tanks once we have completed building them. These agreements are for only one of the components of the well testing unit, the mobile p-tanks.

Southern Well Testing Ltd., a company controlled by our director and VP, Brent Nimeck, entered into an agreement with us on January 5, 2006 whereby it agreed to lease a p-tank mobile testing unit for 48 months for approximately $6,105 per month commencing on June 1, 2006, or later if the p-tank is not ready. The agreement states that if the p-tank is not ready by June 1, 2006, commencement of the lease payments will be delayed until the first of the month following the month in which the p-tank is made available by us for lease.

Southern Well Testing (2005) Ltd., also controlled by our director Brent Nimeck, entered into an agreement with us on February 3, 2006 to lease a p-tank mobile testing unit on similar terms. The agreement, which will become effective once we have completed and insured the p-tank, provides for the lease of a p-tank mobile testing unit for 48 months for $6,105 per month commencing on July 1, 2006 or the first of the month following the month in which the p-tank is made available by us to the customer. We have not yet completed construction of either p-tank. Both agreements are attached as exhibits to this Prospectus.

22.	Please explain your obligations under the two leases to lease this equipment.

RESPONSE:

Please refer to the answer to comment #21 above.

Nitrogen Generation Unit, page 48

23.

We note on page 48 of your MD&A that you have paid deposits totaling $495,000 as it relates to the construction of the nitrogen generation unit. Please reconcile this amount with page 51, which states “subsequent to November 30, 2005” you made $250,000 in deposits.

RESPONSE:

The disclosure has been changed to reflect the $695,341 in deposits paid to date.

24.	Please file as an exhibit the agreement with your manufacturer of your nitrogen generation unit.

RESPONSE:

The latest invoice has been included as Exhibit 10.11. Also, invoices for the drilling rigs for our coring division have been included as Exhibits 10.12 and 10.13.

Coring Units, page 49

25.

Please explain how the deposit for the two coring units work, and how much additional you need to acquire one coring unit. Also, if you are only able to buy one coring unit, how much of the security deposit could be lost.

RESPONSE:

We have revised this disclosure as suggested.

New Facility, page 49

26.	We note on page 7 you state your proceeds are being used to acquire land, yet here you state you have the money in the bank. Please clarify.

RESPONSE:

We have removed the reference on page 7 to the acquisition of land.

27.	The references on page 49 to 7% and $740,000 are not consistent with the table on page 16. Please revise.

RESPONSE:

The reference on page 49 is to 75% and is consistent with the table on page 16.

Limited operating history; need for additional capital, page 50

28.	We note your disclose that your certified public accountants issued a report dated February 3, 2006. Please reconcile this with the report of the independent registered public accounting firm on page F-1 of April 20, 2006. Revise as necessary.

RESPONSE:

The date has been changed to April 20, 2006.

29.

In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a more detailed description of management’s specific viable plans intended to mitigate the effect of such conditions and management’s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of Lexington Energy Services, Inc. ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. Specifically:

  Include the consequences if you fail to raise the funds. Specially, if you would lose all your deposits made for the equipment and land.
  Disclose your monthly cash burn rate.
  In the table where you disclose the expected cash requirements, please give the anticipated dates of these payments.
  Describe any significant planned increase in the operating expense.

RESPONSE:

We have added the following disclosure:

"In view of the uncertainties concerning our continued existence as a going concern, management's plans to mitigate the effect of such conditions, management intends to take the following steps in the event that we are not able to raise sufficient funds to meet the needs of our business plans:

  negotiate with suppliers to delay deposit due dates;
  lease some equipment as individual pieces, as opposed to entire units, if we are unable to build and purchase the entire units; and
  negotiate with our management and consultants to pay parts of salaries and fees with stock and stock options instead of cash.

Our monthly cash requirements are approximately $300,000, including $200,000 monthly in equipment purchases and $100,000 in general and administrative expenses, and we anticipate that after four months, our monthly expenses will increase to $350,000, which includes $150,000 monthly for general and administrative expenses. We are anticipating an increase of $50,000 per month with the addition of consultants or employees and increase in office space. We are currently negotiating a lease for space in Calgary, Alberta for LexCore, our coring services subsidiary.

If we fail to raise all or part of the $6,300,000 of our cash requirements over the next 12 months, we may lose part or all of our deposits we have paid on equipment to date."

November 30, 2005 Financial Statements, page F-1

30.

The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Also please provide an updated accountants’ consent with any amendment to the filing.

RESPONSE:

The SB-2 includes financial statements as at February 28, 2006, which are the most updated statements required. Attached is an updated accountant's consent letter.

Statement of Stockholders’ Equity, page F-5

31.

We see that “stock subscriptions receivable” and “total” stockholders’ equity do not agree to your balance sheet, please revise. Apply this comment to your February 28, 2006 financial statements as well.

RESPONSE:

The Statement of Stockholder’s Equity in the November 30, 2005 and February 28, 2006 financial statements have been revised.

32.

In each transaction involving the issuance of shares for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

RESPONSE:

The Company did not have any transactions involving the issuance of shares for services. All shares have been paid for by cash.

Note 2. Summary of Significant Accounting Policies, page F-6

(i) Foreign Currency Translation, page F-7

33.

We see that your functional currency is the United States dollar. Given that you are located in Canada and plan to conduct your business in Western Canada please tell us why you do not consider Canada your primary economic environment. Please refer to paragraphs 5 – 10 of SFAS 52.

RESPONSE:

We now consider Canada as our primary economic environment and Note 2 to the financial statements has been revised.

Interim Financial Statements for the period ending February 28, 2006, page F-13

Statement of Stockholders; Equity, page F-16

34.

Please revise to disclose the date for each equity issuance as required by paragraph 11(d)(1) of SFAS 7. For each non-cash transaction, disclose in the footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts.

RESPONSE:

Please see Statement of Stockholder’s Equity in the February 28, 2006 financial statements. Please also note that there are no non-cash transactions.

Note 5. Stock Options, page F-19

35.

We see that the expected volatility that you used for valuing stock options decreased from 100% at November 30, 2005 to .1% at February 28, 2006. Please explain the underlying reasons for such a significant change in your expected volatility or revise as necessary.

RESPONSE:

Please see note 5 in the November 30, 2005 financial statements for correction in the expected volatility to 0.1%, which is consistent with the volatility disclosed in Note 5 to the February 28, 2006 financial statements.

Note 6. Commitments, page F-20

36.	We note that you paid $262,110 in non-refundable deposits toward equipment purchases. Please address the following comments:

  Tell us the significant terms of this purchase agreement, including when title of the equipment transfers and to whom title of the equipments reverts to in the event that you are not able to make all required payments.

RESPONSE:

The purchases are recorded based on progress billings. The title of the equipment transfers to the Company upon completion of the construction of equipment. Title of the equipment reverts to the suppliers in the event that the Company is not able to make all required payments.

Tell use why you believe the non-refundable deposits meet the definition of an asset. We note the disclose on page 48, that you may lose the deposits of you fail to make future payments. Please advise and refer to Concept Statement 6 in your response.

RESPONSE:

The non-refundable deposits meet the definition of an asset as per Concept Statement 6 because the deposits fit the three essential characteristics of an asset as follows: (i) the deposit embody a probable future benefit that involves a capacity to contribute to future net cash inflows as the deposits give us the right to the equipment which would generate future lease revenue; (ii) we can obtain the benefit and control others’ access to it as the deposits give us exclusive rights to the future ownership of the equipment; and (iii) the transaction giving rise to our right to or control of the benefit has already occurred as we’ve already paid the deposit.

Revise to separately disclose the deposits on the face of the balance sheet.

RESPONSE:

The February 28, 2006 balance sheet has been revised to disclose the deposits on equipment separately on the face of the balance sheet.

If you have received equipment, tell us the period over which this equipment is being depreciated and the amount of depreciation recorded to date

RESPONSE:

The Company has not yet received the equipment. Accordingly depreciation has not been recorded in the financial statements on this equipment.

Explain if the transaction was with a related party.

RESPONSE:

The transaction was not with a related party.

Undertakings, page 59

37.	Please provide the form of undertaking required after December 1, 2005 and include all required undertakings.

RESPONSE:

The required form of undertaking has now been included.

Exhibits

38.	Please file your subscription agreement as an exhibit.

RESPONSE:

The subscription agreement has been filed as Exhibit 99.1.

Exhibit 5.1

39.

We note the opinion states counsel has “reached the following conclusions.” Please clarify whether this means that counsel is of the opinion that the shares are legally issued, fully paid and non-assessable.

RESPONSE:

Counsel is of the opinion that the shares are legally issued, fully paid and non-assessable, as stated in the new opinion letter, attached as Exhibit 5.1.

40.	We note the opinion states that the selling shareholders shares “when sold,” please clarify that that refers to those shares being sold in this offering.

RESPONSE:

Counsel is referring to the shares being sold in this offering, as reflected in the new opinion letter attached as Exhibit 5.1.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC